UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

Infrastructure and Energy Alternatives, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

55378T104
(CUSIP Number)

Todd E. Molz General Counsel, Chief Administrative Officer & Managing Director Oaktree Capital Group Holdings GP, LLC 333 South Grand Avenue, 28th Floor Los Angeles, California 90071 (213) 830-6300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 26, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be  subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 55378T104	SCHEDULE 13D	Page 2 of 24

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Infrastructure and Energy Alternatives, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,428,500 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 10,428,500 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,428,500 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.3%
14	TYPE OF REPORTING PERSON OO

(1)          In its capacity as the direct owner of 10,428,500 shares of common stock of the Issuer.

CUSIP No. 55378T104	SCHEDULE 13D	Page 3 of 24

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Power Opportunities Fund III Delaware, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,428,500*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 10,428,500*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,428,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.3%
14	TYPE OF REPORTING PERSON OO

*Solely in its capacity as the controlling equityholder of Infrastructure and Energy Alternatives, LLC.

CUSIP No. 55378T104	SCHEDULE 13D	Page 4 of 24

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,428,500*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 10,428,500*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,428,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.3%
14	TYPE OF REPORTING PERSON OO

*Solely in its capacity as the general partner of Oaktree Power Opportunities Fund III Delaware, L.P.

CUSIP No. 55378T104	SCHEDULE 13D	Page 5 of 24

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Fund GP I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,428,500*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 10,428,500*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,428,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.3%
14	TYPE OF REPORTING PERSON OO

*Solely in its capacity as the managing member of Oaktree Fund GP, LLC.

CUSIP No. 55378T104	SCHEDULE 13D	Page 6 of 24

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,428,500*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 10,428,500*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,428,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.3%
14	TYPE OF REPORTING PERSON OO

*Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

CUSIP No. 55378T104	SCHEDULE 13D	Page 7 of 24

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Holdings I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,428,500*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 10,428,500*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,428,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.3%
14	TYPE OF REPORTING PERSON OO

*Solely in its capacity as the general partner of Oaktree Capital I, L.P.

CUSIP No. 55378T104	SCHEDULE 13D	Page 8 of 24

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,428,500*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 10,428,500*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,428,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.3%
14	TYPE OF REPORTING PERSON OO

*Solely in its capacity as the managing member of OCM Holdings I, LLC.

CUSIP No. 55378T104	SCHEDULE 13D	Page 9 of 24

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,428,500*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 10,428,500*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,428,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.3%
14	TYPE OF REPORTING PERSON OO

*Solely in its capacity as the managing member of Oaktree Holdings, LLC.

CUSIP No. 55378T104	SCHEDULE 13D	Page 10 of 24

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,428,500*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 10,428,500*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,428,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.3%
14	TYPE OF REPORTING PERSON OO

*Solely in its capacity as manager of Oaktree Capital Group, LLC.

CUSIP No. 55378T104	SCHEDULE 13D	Page 11 of 24

Item 1.            Security and Issuer.
This statement on Schedule 13D relates to the Common Stock, $0.0001 par value per share (“Common Stock”) of Infrastructure and Energy Alternatives, Inc. (the “Issuer”), a Delaware corporation, with principal executive offices at 2647 Waterfront Parkway East Drive, Suite 100, Indianapolis, Indiana.

As of March 26, 2018, as reflected in this Schedule 13D, the Reporting Persons beneficially owned that number of Common Shares (the “Subject Shares”), set forth on the cover pages hereto, which information is hereby incorporated by reference into this Item 1.

Item 2.  Identity and Background.
(a) – (c), (f)

This Schedule 13D is filed as a joint statement pursuant to Rule 13d-1(k) under the Act by each of the following persons (collectively, the “Reporting Persons”):

(i)	Infrastructure and Energy Alternatives, LLC, a Delaware limited liability company (“Seller”), whose principal business is to hold the Shares reported herein;
(ii)
Oaktree Power Opportunities Fund III Delaware, L.P., a Delaware limited partnership (“Oaktree”), whose principal business is to make investments in accordance with its established purpose and other applicable terms of its limited partnership agreement;

(iii)
Oaktree Fund GP, LLC, a Delaware limited liability company (“GP”), whose principal business is to serve as, and perform the functions of, the manager, managing member or general partner of certain special purpose investment entities, including Oaktree;

(iv)
Oaktree Fund GP I, L.P., a Delaware limited partnership (“GP I”), whose principal business is to (i) serve as, and perform the functions of, the general partner of certain investment funds or to serve as, and perform the functions of, the managing member of the general partner of certain investment funds and (ii) to act as the sole shareholder of certain controlling entities of certain investment funds;

(v)	Oaktree Capital I, L.P., a Delaware limited partnership (“Capital I”), whose principal business is to serve as, and perform the functions of, the general partner of GP I;
(vi)
OCM Holdings I, LLC, a Delaware limited liability company (“Holdings I”), whose principal business is to serve as, and perform the functions of, the general partner of Capital I and to hold limited partnership interests in Capital I;

(vii)	Oaktree Holdings, LLC, a Delaware limited liability company (“Holdings LLC”), whose principal business is to serve as, and perform the functions of, the managing member of Holdings I;

CUSIP No. 55378T104	SCHEDULE 13D	Page 12 of 24

(viii)
Oaktree Capital Group, LLC, a Delaware limited liability company (“OCG”), whose principal business is to act as the holding company and controlling entity of each of the general partner and investment adviser of certain investment funds and separately managed accounts; and

(ix)
Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (“OCGH GP”), whose principal business is to serve as, and perform the functions of, the general partner of Oaktree Capital Group Holdings, L.P. and as manager of OCG.

Set forth in the attached Annex A is a listing of the directors, executive officers, investment managers, managers, members and general partners, as applicable, of each Reporting Person (collectively, the “Covered Persons”), and is incorporated by reference. Except as set forth in Annex A, each of the Covered Persons that is a natural person is a United States citizen.

The principal business address of Seller is 11611 San Vicente Boulevard, Suite 710, Los Angeles, California 90049.  The principal business address of each of the other Reporting Persons and each Covered Person is c/o Oaktree Capital Group Holdings GP, LLC, 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

(d)-(e)

During the last five years, none of the Reporting Persons, or to the best of their knowledge, any Covered Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.
Pursuant to the Agreement and Plan of Merger, dated as of November 3, 2017, by and among the Issuer, IEA Energy Services LLC (“IEA Services”), Wind Merger Sub I, Inc., Wind Merger Sub II, LLC, Seller, Oaktree, solely in its capacity as Seller's representative, and, solely for purposes of certain sections therein, M III Sponsor I LLC and M III Sponsor I LP (together with M III Sponsor I LLC, the “Sponsors”) (as amended by Amendment No. 1 thereto, dated November 15, 2017 (“Amendment No. 1”), Amendment No. 2 thereto, dated December 27, 2017 (“Amendment No. 2”) Amendment No. 3 thereto, dated January 9, 2017 (“Amendment No. 3”) Amendment No. 4 thereto, dated February 7, 2018 (“Amendment No. 4”), and Amendment No. 5 thereto, dated March 8, 2018 (“Amendment No. 5”), the “Merger Agreement”), on March 26, 2018, IEA Services, a Delaware limited liability company and former wholly owned subsidiary of Seller, through a series of mergers with wholly owned subsidiaries of the Issuer, merged with and into a subsidiary of the Issuer, with such subsidiary continuing as the surviving company and wholly owned subsidiary of the Issuer (the “Mergers” and, together with the stock issuances contemplated thereby and the other transactions contemplated by the Merger Agreement, the “Business Combination”).

CUSIP No. 55378T104	SCHEDULE 13D	Page 13 of 24

The consideration paid to Seller at the closing of the Business Combination (the “Closing”) consisted of a combination of cash and stock consideration as follows: approximately $81.4 million, plus 10,003,500 shares of Common Stock, plus 34,965 shares of the Issuer’s Series A preferred stock, par value $0.0001 per share (“Series A Preferred Stock”).

Pursuant to the Merger Agreement, Seller also has the right to receive up to an additional 9,000,000 shares of Common Stock if certain targets are met with respect to the adjusted EBITDA of the Issuer as calculated pursuant to the terms of the Merger Agreement for the 2018 fiscal year and/or 2019 fiscal year (“EBITDA Earn-Out Shares”).

The Seller received an additional 425,000 shares of Common Stock pursuant to the terms of (i) the Waiver, Consent and Agreement to Forfeit Founder Shares, dated as of March 20, 2018, by and among IEA Services, Seller, Oaktree, the Issuer, Wind Merger Sub I, Inc., Wind Merger Sub II, LLC, the Sponsors (the “Waiver Agreement”) and (ii) the Founder Shares Amendment Agreement, dated as of March 26, 2018, by and among the Issuer, M III Sponsor I LLC, Messrs. Hood and Marber and the Seller (the “Founder Shares Amendment Agreement”). Pursuant to the Waiver Agreement, the Seller and IEA Services agreed, among other things, to waive the condition to Closing set forth in Section 9.14 of the Merger Agreement and the termination right set forth in Section 10.1(g)(ii) of the Merger Agreement.  M III Sponsor I LLC and M III Sponsor I LP forfeited at Closing to the Issuer an aggregate of 425,000 shares of Common Stock.  The Issuer issued to Seller at Closing 425,000 shares of Common Stock, of which 212,500 shares of Common Stock issued to Seller as of the Closing are subject to vesting and forfeiture terms described in the Founder Shares Amendment Agreement.  The 212,500 shares of Common Stock issued to Seller include (i) 106,250 shares subject to vesting and will irrevocably vest on the first day upon which the closing sale price of the Common Stock on the NASDAQ has equaled or exceeded $12.00 per share (as adjusted for stock splits, dividends, reorganizations, recapitalizations and the like) for any twenty (20) trading day period in a consecutive thirty (30) day trading period (the “$12 Earnout Shares”) and (ii) 106,250 shares subject to vesting and will irrevocably vest on the first day upon which the closing sale price of the Common Stock on the NASDAQ has equaled or exceeded $14.00 per share (as adjusted for stock splits, dividends, reorganizations, recapitalizations and the like) for any twenty (20) trading day period in a consecutive thirty (30) day trading period (the “$14 Earnout Shares” and together with the “$12 Earnout Shares, the “Earnout Shares”).  On or prior to the tenth anniversary of the Closing, vesting of such Earnout Shares will accelerate upon specified events, including a change of control or liquidation of the Issuer that results in all of the Issuer’s stockholders having the right to exchange their Common Stock for consideration in cash, securities or other property which equals or exceeds $10.00 per share (as adjusted for stock splits, dividends, reorganizations, recapitalizations and the like). Earnout Shares that have not vested on or prior to the tenth anniversary of Closing will be forfeited.

In addition to the above, pursuant to the Waiver Agreement, Seller also has the right to receive up to an additional 525,000 shares of Common Stock, with such amount of shares to be equal to 525,000 less the product of (x) the quotient of the aggregate number of EBITDA Earn-Out Shares issued to the Seller pursuant to the terms of the Merger Agreement divided by 9,000,000 and (y) 525,000.  Twenty-five percent (25%) of such

CUSIP No. 55378T104	SCHEDULE 13D	Page 14 of 24

Common Stock shall be comprised of $12 Earnout Shares and twenty-five percent (25%) of such Common Stock shall be comprised of $14 Earnout Shares; provided that to the extent any outstanding $12 Earnout Shares or $14 Earnout Shares have vested in accordance with the terms of the Founder Share Amendment Agreement, the $12 Earnout Shares and $14 Earnout Shares that would otherwise have been issued to Seller shall be deemed vested upon issuance to Seller, as applicable.

The percentage of shares constituting $12 Earnout Shares and $14 Earnout Shares may be changed by mutual agreement of the parties to the Waiver Agreement.

Item 4.  Purpose of Transaction.

The Reporting Persons acquired the Subject Shares for investment purposes and for the purposes described below.

The descriptions of the Business Combination, the Merger Agreement, the Certificate of Designations, the Investor Rights Agreement and the Registration Rights Agreement (each, as defined below) contained in Item 6 below are hereby incorporated by reference into this Item 4.

The Reporting Persons will continuously evaluate the Issuer’s businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional shares of Common Stock will be acquired by the Reporting Persons or, if applicable, their affiliates or whether the Reporting Persons or, if applicable, any such affiliates will dispose of shares of Common Stock. At any time, additional shares of Common Stock may be acquired or some or all of shares of Common Stock beneficially owned by the Reporting Persons may be sold, in either case in the open market, in privately negotiated transactions or otherwise. Other than as described in this Schedule 13D, none of the Reporting Persons and, to the best of their knowledge, none of the Covered Persons has any current plans or proposals which relate to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D. However, as part of their ongoing evaluation of their investment in the Subject Shares and investment alternatives, the Reporting Persons may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting Persons may hold discussions with or make formal proposals to management or the board of directors of the Issuer (the “Board”), other shareholders of the Issuer or other third parties regarding such matters.

Pursuant to the Investor Rights Agreement, dated as of March 26, 2018, by and among M III Sponsor I LLC, on the one hand, and with Seller and Oaktree, in its capacity as the representative of the Selling Stockholders, on the other hand (the “Investor Rights Agreement”), Oaktree is entitled to nominate up to two individuals to serve as members of the Board, as described in Item 6 hereof and may exercise such right from time to time subject to the limitations set forth in the definitive agreement described in Item 6 hereof.

CUSIP No. 55378T104	SCHEDULE 13D	Page 15 of 24

Item 5.  Interest in Securities of the Issuer.
(a) and (b)

The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.

Seller directly holds the Subject Shares and has sole power to vote and dispose of the Subject Shares.

Oaktree, in its capacity as the managing member of Seller has the ability to direct the management of Seller’s business, including the power to direct the decisions of Seller regarding the vote and disposition of securities held by Seller, therefore, Oaktree may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by Seller.  Pursuant to the Investor Rights Agreement (as hereinafter defined), each of Seller and any affiliated transferee thereof has granted a power of attorney to vote such person’s shares of Common Stock and to act on such person’s behalf under the Investor Rights Agreement.

GP, in its capacity as general partner of Oaktree, has the ability to direct the management of Oaktree’s business, including the power to direct the decisions of Oaktree regarding the vote and disposition of securities held by Seller; therefore, GP may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by Seller.

GP I, in its capacity as the managing member of GP, has the ability to direct the management of GP’s business, including the power to direct the decisions of GP regarding the vote and disposition of securities held by Seller; therefore, GP I may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by Seller.

Capital I, in its capacity as the general partner of GP I, has the ability to direct the management of GP I’s business, including the power to direct the decisions of GP I regarding the vote and disposition of securities held by Seller; therefore, Capital I may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by Seller.

Holdings I, in its capacity as the general partner of Capital I, has the ability to direct the management of Capital I’s business, including the power to direct the decisions of Capital I regarding the vote and disposition of securities held by Seller; therefore, Holdings I may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by Seller.

Holdings LLC, in its capacity as the managing member of Holdings I, has the ability to direct the management of Holding I’s business, including the power to direct the decisions of Holdings I regarding the vote and disposition of securities held by Seller; therefore, Holdings LLC may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by Seller.

CUSIP No. 55378T104	SCHEDULE 13D	Page 16 of 24

OCG, in its capacity as the managing member of Holdings LLC, has the ability to direct the management of Holdings LLC's business, including the power to direct the decisions of Holdings LLC regarding the vote and disposition of securities held by Seller. Therefore, OCG may be deemed to have indirect beneficial ownership of the shares of the Issuer's Common Stock held by Seller.

OCGH GP, in its capacity as the duly appointed manager of OCG, has the ability to appoint and remove directors of OCG and, as such, may indirectly control the decisions of OCG regarding the vote and disposition of securities held by Seller; therefore, OCGH GP may be deemed to have indirect beneficial ownership of the shares of the Issuer's Common Stock held by Seller.

With respect to the shares of Common Stock reported herein, each of the Reporting Persons may be deemed to have sole voting and dispositive power or the sole power to direct the vote and disposition of the number of shares of Common Stock which such Reporting Person may be deemed to beneficially own as set forth above.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons, other than Seller, that it is the beneficial owner of any of the Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and, except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person, other than Seller.

To the actual knowledge of the Reporting Persons, none of the Covered Persons directly owns any shares of Common Stock; provided, however, that because of each Covered Person's status as an investment manager, manager, general partner, director, executive officer or member of a Reporting Person, a Covered Person may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by such Reporting Person. Except to the extent of their pecuniary interest, each of the Covered Persons disclaims beneficial ownership of the shares of the Issuer's Common Stock reported herein and the filing of this Schedule 13D shall not be construed as an admission that any such Covered Person is the beneficial owner of any securities covered by this statement.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Merger Agreement, Waiver Agreement and Founder Shares Amendment Agreement

On November 3, 2017, the Issuer, IEA Services, Merger Sub I, Merger Sub II, Seller, Oaktree and the Sponsors, entered into the Merger Agreement, which provides for, among other things, the merger of Merger Sub I with and into IEA Services with IEA Services surviving such merger and, immediately thereafter, merging with and into Merger Sub II with Merger Sub II surviving such merger as an indirect, wholly-owned subsidiary of the Issuer.

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The Issuer’s stockholders approved the Business Combination and related proposals at a special meeting of the Issuer that was held on March 21, 2018, and the Merger closed on March 26, 2018 (the “Closing Date”).

The consideration paid to Seller at the closing of the Business Combination (the “Closing”) consisted of a combination of cash and stock consideration as follows: approximately $81.4 million, plus 10,003,500 shares of Common Stock, plus $34,965,000 in initial stated value of Series A Preferred Stock.

Pursuant to the Merger Agreement, Seller also has the right to receive up to an additional 9,000,000 EBITDA Earn-Out Shares if certain targets are met with respect to the adjusted EBITDA of the Issuer as calculated pursuant to the terms of the Merger Agreement for the 2018 fiscal year and/or 2019 fiscal year.

The Seller received an additional 425,000 shares of Common Stock pursuant to the terms of the Waiver Agreement and the Founder Shares Amendment Agreement. Pursuant to the Waiver Agreement, the Seller and IEA Services agreed, among other things, to waive the condition to Closing set forth in Section 9.14 of the Merger Agreement and the termination right set forth in Section 10.1(g)(ii) of the Merger Agreement.  M III Sponsor I LLC and M III Sponsor I LP forfeited at Closing to the Issuer an aggregate of 425,000 shares of Common Stock.  The Issuer issued to Seller at Closing 425,000 shares of Common Stock, of which 212,500 shares of Common Stock issued to Seller as of the Closing are subject to vesting and forfeiture terms described in the Founder Shares Amendment Agreement.  The 212,500 shares of Common Stock issued to Seller include (i) 106,250 $12 Earnout Shares and (ii) 106,250 $14 Earnout Shares.  On or prior to the tenth anniversary of the Closing, vesting of such Earnout Shares will accelerate upon specified events, including a change of control or liquidation of the Issuer that results in all of the Issuer’s stockholders having the right to exchange their Common Stock for consideration in cash, securities or other property which equals or exceeds $10.00 per share (as adjusted for stock splits, dividends, reorganizations, recapitalizations and the like). Earnout Shares that have not vested on or prior to the tenth anniversary of Closing will be forfeited.

In addition to the above, pursuant to the Waiver Agreement, Seller also has the right to receive up to an additional 525,000 shares of Common Stock, with such amount of shares to be equal to 525,000 less the product of (x) the quotient of the aggregate number of EBITDA Earn-Out Shares issued to the Seller pursuant to the terms of the Merger Agreement divided by 9,000,000 and (y) 525,000.  Twenty-five percent (25%) of such Common Stock shall be comprised of $12 Earnout Shares, and twenty-five percent (25%) of such Common Stock shall be comprised of $14 Earnout Shares; provided that to the extent any outstanding $12 Earnout Shares or $14 Earnout Shares have vested in accordance with the terms of the Founder Share Amendment Agreement, the $12 Earnout Shares and $14 Earnout Shares that would otherwise have been issued to Seller shall be deemed vested upon issuance to Seller, as applicable.

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The percentage of shares constituting $12 Earnout Shares and $14 Earnout Shares may be changed by mutual agreement of the parties to the Waiver Agreement.

Registration Rights Agreement

Seller and certain initial stockholders of the Issuer and their transferees have certain rights pursuant to the Registration Rights Agreement, dated as of March 26, 2018, by and among the Issuer, Seller, M III Sponsor I LLC and M III Sponsor I LP, Cantor Fitzgerald & Co., Mr. Osbert Hood and Mr. Philip Marber (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Issuer has agreed to use reasonable best efforts to file and make effective as soon as practicable, a shelf registration statement for the resale of the Common Stock and warrants held by Seller and the other stockholders party to the Registration Rights Agreement, subject to certain conditions. Seller has customary demand registration rights at any time the shelf registration statement referred to in the preceding sentence is not effective, and all of the stockholders party to the Registration Rights Agreement have customary “piggyback” registration rights with respect to registration statements filed by the Issuer subsequent to the Business Combination.

Seller has agreed under the Registration Rights Agreement that the shares of Common Stock it receives at the closing of the transactions contemplated by the Merger Agreement will not be transferable, assignable or salable by it (in each case, subject to certain agreed exceptions) until the date which is 180 days after the closing of the transactions contemplated by the Merger Agreement.

Series A Preferred Stock

As part of the Business Combination, on March 26, 2018, Seller received 34,965 shares of Series A Preferred Stock.

The rights of the holders of the Series A Preferred Stock include, among others, the receipt of dividends payable in cash on a quarterly basis and which accrue on the Series A Preferred Stock on a daily basis at a rate that is (a) 6% per annum during the period from the closing of the Business Combination (the “Closing”) until the date that is 18 months from the Closing and (b) 10% per annum during the period from and after the 18 month anniversary of Closing; provided that this dividend rate will increase by 2% per annum in the event of a non-payment of dividends when due, a failure to redeem the Series A Preferred Stock when required pursuant to the terms of the certificate of designation for the Series A Preferred Stock (the “Certificate of Designation”) or other material default under the Certificate of Designation (each, an “Event of Default”).

Pursuant to the terms and conditions of the Certificate of Designation, (a) all of the shares of Series A Preferred Stock must be redeemed by the Issuer at a price per share equal to the stated value of such share of Series A Preferred Stock plus any accrued but unpaid dividends upon an event which constitutes a change of control, as further described in the

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Certificate of Designation, and (b) the maximum number of shares of Series A Preferred Stock that can be redeemed from the net cash proceeds arising upon a qualifying sale of equity or a significant disposition of assets or businesses of the Issuer outside the ordinary course of business must be redeemed at a price per share equal to the stated value of such share of Series A Preferred Stock plus any accrued but unpaid dividends upon a qualifying sale of equity or a significant disposition of assets or businesses of the Issuer outside the ordinary course of business, in each case as further described in the Certificate of Designation.

The holders of Series A Preferred Stock may elect to cause the Issuer to convert the Series A Preferred Stock into Common Stock (x) at any time on or after the third anniversary of the Closing or (y) at any time on or after an Event of Default until such Event of Default is cured by the Issuer. The conversion price will equal the volume-weighted average price per share of Common Stock for the 30 consecutive trading days ended on the trading day immediately prior to the date of conversion (multiplied by 90% if an Event of Default has occurred and has not been cured).  Because the Series A Preferred Stock is not yet convertible and because the conversion price thereunder has not been fixed, the Reporting Persons have no beneficial ownership of any shares of Common Stock that would be received upon such conversion.

Holders of the Series A Preferred Stock have no preemptive rights or voting rights of stockholders. Subject to certain exceptions, while any Series A Preferred Stock is outstanding, (a) no dividends to or redemptions of any shares that rank junior to the Series A Preferred Stock may be made by the Issuer and (b) no dividends to or redemptions of any shares that rank pari passu with the Series A Preferred Stock may be made by the Issuer, unless such dividends or redemptions are made proportionately with the Series A Preferred Stock. Subject to certain exceptions and until dividend no longer accrues to the Series A Preferred Stock in accordance with terms of the Certificate of Designation, among other actions, the authorization or issuance by the Issuer of any shares that rank senior to or pari passu with the Series A Preferred Stock and the incurrence of certain indebtedness by the Issuer will require the consent of Oaktree, in its capacity as the representative of the holders of Series A Preferred Stock. The holders of the Series A Preferred Stock may transfer its shares of Series A Preferred Stock to any person or entity other than a competitor of the Issuer (as defined in the Certificate of Designation).

Investor Rights Agreement

In connection with the Business Combination, on March 26, 2018, the Issuer entered into the Investor Rights Agreement with M III Sponsor I LLC, on the one hand, and with Seller and Oaktree, in its capacity as the representative of the Selling Stockholders, on the other hand.

Pursuant to the Investor Rights Agreement, Seller and any of its affiliated transferees grant to Oaktree a power of attorney to vote such person's Common Stock and to act on such person's behalf under the Investor Rights Agreement.

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Pursuant to the terms of the Investor Rights Agreement, Oaktree will have consent rights over certain matters for so long as the Selling Stockholders (together with certain of its affiliates), directly or indirectly, beneficially own at least 50% of the Common Stock (including Earnout Shares) beneficially owned by the Selling Stockholders as of the Closing, including:

—
entering into, waiving, amending or otherwise modifying the terms of any transaction or agreement between (x) the Issuer or any of its subsidiaries, on the one hand, and (y) M III Sponsor I LLC and certain of its related parties;

—	hiring or removing the Chief Executive Officer or any other executive officer of the Issuer or its subsidiaries; or
—	except as contemplated by the Investor Rights Agreement, increasing or decreasing the size of the Board.

Oaktree has the ongoing right to nominate two directors for so long as Oaktree, together with the Seller Affiliated Transferees (as defined in the Investor Rights Agreement), directly or indirectly, beneficially owns at least fifty percent (50%) of the Common Stock beneficially owned by the Seller as of the date of entering into the Investor Rights Agreement or one director for so long as Oaktree, together with the Seller Affiliated Transferees, directly or indirectly, beneficially owns at least twenty-five percent (25%) of the Common Stock beneficially owned by the Seller as of the date of entering into the Investor Rights Agreement as adjusted for any stock split, stock dividend, reverse stock split, recapitalization, business combination, reclassification or similar event, in each case with such adjustment being determined in good faith by the Board, and, in the case of an increase in the size of the Board or an increase in their respective ownership percentage, additional directors proportional to their respective ownership.

M III Sponsor I LLC has similar rights under the Investor Rights Agreement.

The foregoing summaries of (i) the Merger Agreement, (ii), the Waiver Agreement, (iii) the Founder Shares Amendment Agreement, (iv) the Registration Rights Agreement, (v) the Certificate of Designation and (vi) the Investor Rights Agreement, in each case, do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the Merger Agreement, the Waiver Agreement, the Founder Shares Amendment Agreement, the Registration Rights Agreement, the Investor Rights Agreement and the Certificate of Designation, each of which is filed herewith Exhibits hereto, which are incorporated herein by reference.

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Item 7.  Material to Be Filed as Exhibits.

The following are filed herewith as Exhibits to this Schedule 13D:

Exhibit 1	Joint Filing Agreement, by and among the Reporting Persons, dated as of April 5, 2018.
Exhibit 2
Agreement and Plan of Merger, dated as of November 3, 2017, by and among the Issuer, IEA Energy Services LLC, Wind Merger Sub I, Inc., Wind Merger Sub II, LLC, Infrastructure and Energy Alternatives, LLC (“Seller”), Oaktree Power Opportunities Fund III Delaware, L.P., solely in its capacity as Seller's representative, and, solely for purposes of certain sections therein, M III Sponsor I LLC and M III Sponsor I LP. (incorporated by reference to Exhibit 2.1 to the Issuer’s Amendment No.1 to its Current Report on Form 8-K filed November 8, 2017).

Exhibit 3
Amendment No. 1 to the Agreement and Plan of Merger, dated November 15, 2017, by and among the Issuer, IEA Energy Services LLC, Wind Merger Sub I, Inc., Wind Merger Sub II, LLC, Infrastructure and Energy Alternatives, LLC (“Seller”), Oaktree Power Opportunities Fund III Delaware, L.P., solely in its capacity as Seller's representative, and, solely for purposes of certain sections therein, M III Sponsor I LLC and M III Sponsor I LP. (incorporated by reference to Exhibit 2.2 to the Issuer’s Current Report on Form 8-K filed November 21, 2017).

Exhibit 4
Amendment No. 2 to the Agreement and Plan of Merger, dated December 27, 2017, by and among the Issuer, IEA Energy Services LLC, Wind Merger Sub I, Inc., Wind Merger Sub II, LLC, Infrastructure and Energy Alternatives, LLC (“Seller”), Oaktree Power Opportunities Fund III Delaware, L.P., solely in its capacity as Seller's representative, and, solely for purposes of certain sections therein, M III Sponsor I LLC and M III Sponsor I LP. (incorporated by reference to Exhibit 2.3 to the Issuer’s Current Report on Form 8-K filed January 2, 2018).

Exhibit 5
Amendment No. 3 to the Agreement and Plan of Merger, dated January 9, 2018, by and among the Issuer, IEA Energy Services LLC, Wind Merger Sub I, Inc., Wind Merger Sub II, LLC, Infrastructure and Energy Alternatives, LLC (“Seller”), Oaktree Power Opportunities Fund III Delaware, L.P., solely in its capacity as Seller's representative, and, solely for purposes of certain sections therein, M III Sponsor I LLC and M III Sponsor I LP. (incorporated by reference to Exhibit 2.4 to the Issuer’s Current Report on Form 8-K filed January 10, 2018).

Exhibit 6
Amendment No. 4 to the Agreement and Plan of Merger, dated February 7, 2018, by and among the Issuer, IEA Energy Services LLC, Wind Merger Sub I, Inc., Wind Merger Sub II, LLC, Infrastructure and Energy Alternatives, LLC (“Seller”), Oaktree Power Opportunities Fund III Delaware, L.P., solely in its capacity as Seller's representative, and, solely for purposes of certain sections therein, M III Sponsor I LLC and M III Sponsor I LP. (incorporated by reference to Exhibit 2.5 to the Issuer’s Current Report on Form 8-K filed February 9, 2018).

Exhibit 7
Amendment No. 5 to the Agreement and Plan of Merger, dated March 8, 2018, by and among the Issuer, IEA Energy Services LLC, Wind Merger Sub I, Inc., Wind Merger Sub II, LLC, Infrastructure and Energy Alternatives, LLC (“Seller”), Oaktree Power Opportunities Fund III Delaware, L.P., solely in its capacity as Seller's representative, and, solely for purposes of certain sections therein, M III Sponsor I LLC and M III Sponsor I LP. (incorporated by reference to Exhibit 2.6 to the Issuer’s Current Report on Form 8-K filed March 8, 2018).

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Exhibit 8
Waiver, Consent and Agreement to Forfeit Founder Shares, dated as of March 20, 2018, by and among IEA Energy Services LLC, Infrastructure and Energy Alternatives, LLC, Oaktree Power Opportunities Fund III Delaware, L.P., M III Acquisition Corp., Wind Merger Sub I, Inc., Wind Merger Sub II, LLC, M III Sponsor I LLC and M III Sponsor I LP (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed March 20, 2018).

Exhibit 9
Founder Shares Amendment Agreement, dated as of March 26, 2018, by and among M III Sponsor I LLC, M III Sponsor I LP, M III Acquisition Corp. and Infrastructure and Energy Alternatives, LLC (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report  on Form 8-K filed March 29, 2018).

Exhibit 10
Registration Rights Agreement dated as of March 26, 2018 by and among Infrastructure and Energy Alternatives, Inc., Seller, M III Sponsor I LLC and M III Sponsor I LP, Cantor Fitzgerald & Co., Mr. Osbert Hood and Mr. Philip Marber (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed March 29, 2018).

Exhibit 11
Certificate of Designations of Series A Preferred Stock of Infrastructure and Energy Alternatives, Inc. (incorporated by reference to Exhibit 3.3 to the Issuer’s Current Report on Form 8-K filed March 29, 2018).

Exhibit 12
Investor Rights Agreement, dated as of March 26, 2018, (i) by and among Infrastructure and Energy Alternatives, Inc., M III Sponsor I LLC and any other Sponsor Affiliated Transferees who become a party to the agreement; and (ii) Infrastructure and Energy Alternatives, Inc. Infrastructure and Energy Alternatives, LLC, any other Seller Affiliated Transferees who become a party to the agreement and Oaktree Power Opportunities Fund III Delaware, L.P., in its capacity as the representatives of the Selling Stockholders (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report  on Form 8-K filed March 29, 2018).

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SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 5, 2018

Infrastructure and Energy Alternatives, LLC
By:	/s/ Peter Jonna
Name: Peter Jonna Title: Authorized Signatory

Oaktree Power Opportunities Fund III Delaware, L.P.

By:	Oaktree Fund GP, LLC
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Jamie Toothman
Name: Jamie Toothman Title: Authorized Signatory

Oaktree Fund GP, LLC

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Jamie Toothman
Name: Jamie Toothman Title: Authorized Signatory

Oaktree Fund GP I, L.P.
By:	/s/ Jamie Toothman
Name: Jamie Toothman Title: Authorized Signatory

CUSIP No. 55378T104	SCHEDULE 13D	Page 24 of 24

Oaktree Capital I, L.P.
By:	/s/ Jamie Toothman
Name: Jamie Toothman Title: Authorized Signatory

OCM Holdings I, LLC
By:	/s/ Jamie Toothman
Name: Jamie Toothman Title: Authorized Signatory

Oaktree Holdings, LLC
By:	/s/ Jamie Toothman
Name: Jamie Toothman Title: Authorized Signatory

Oaktree Capital Group, LLC
By:	Oaktree Capital Group Holdings GP, LLC
Its:	Manager
By:	/s/ Jamie Toothman
Name: Jamie Toothman Title: Authorized Signatory

Oaktree Capital Group Holdings GP, LLC
By:	/s/ Jamie Toothman
Name: Jamie Toothman Title: Authorized Signatory

ANNEX A

Oaktree Capital Group Holdings GP, LLC

Oaktree Capital Group Holdings GP, LLC is managed by an executive committee. The name and principal occupation of each of the members of the executive committee of Oaktree Capital Group Holdings GP, LLC and its executive officers are listed below.

Name	Principal Occupation

Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Co-Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.

Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Chief Executive Officer of Oaktree Capital Management, L.P.

John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Vice Chairman of Oaktree Capital Management, L.P.

Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Oaktree Capital Group, LLC

The manager of Oaktree Capital Group, LLC is Oaktree Capital Group Holdings GP, LLC.

Oaktree Holdings, LLC

The managing member of Oaktree Holdings, LLC is Oaktree Capital Group, LLC.

OCM Holdings I, LLC

The managing member of OCM Holdings I, LLC is Oaktree Holdings, LLC.

Oaktree Holdings, Inc.

The name and principal occupation of each of the directors and executive officers of Oaktree Holdings, Inc. are listed below:

Name	Principal Occupation

Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Co-Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.

Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Chief Executive Officer of Oaktree Capital Management, L.P.

John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Vice Chairman of Oaktree Capital Management, L.P.

Todd E. Molz	General Counsel, Chief Administrative Officer and Secretary of Oaktree Capital Group, LLC and General Counsel and Chief Administrative Officer of Oaktree Capital Management, L.P.

Daniel D. Levin	Chief Financial Officer of Oaktree Capital Group, LLC and Oaktree Capital Management, L.P.

Susan Gentile	Chief Accounting Officer and Managing Director of Oaktree Capital Group, LLC and Chief Accounting Officer and Managing Director of Oaktree Capital Management, L.P.

Oaktree Capital Management, L.P.

The general partner of Oaktree Capital Management, L.P. is Oaktree Holdings, Inc.

Oaktree Capital I, L.P.

The general partner of Oaktree Capital I, L.P. is OCM Holdings I, LLC.

Oaktree Fund GP I, L.P.

The general partner of Oaktree Fund GP I, L.P. is Oaktree Capital I, L.P.

Oaktree Fund GP, LLC

The managing member of Oaktree Fund GP, LLC is Oaktree Fund GP I, L.P.

Oaktree Power Opportunities Fund III Delaware, L.P.

The general partner of Oaktree Power Opportunities Fund III Delaware, L.P. is Oaktree Fund GP, LLC.

Infrastructure and Energy Alternatives, LLC

The controlling equityholder of Infrastructure and Energy Alternatives, LLC is Oaktree Power Opportunities Fund III Delaware, L.P.

EXHIBIT 1

JOINT FILING AGREEMENT

Pursuant to Rule 13(d)-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned acknowledges and agrees that the foregoing statement on Schedule 13D is filed on behalf of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of the undersigned without the necessity of filing additional joint acquisition statements. Each of the undersigned acknowledges that it shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated as of April 5, 2018.

Infrastructure and Energy Alternatives, LLC
By:	/s/ Peter Jonna
Name: Peter Jonna Title: Authorized Signatory

Oaktree Power Opportunities Fund III Delaware, L.P.

By:	Oaktree Fund GP, LLC
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Jamie Toothman
Name: Jamie Toothman Title: Authorized Signatory

Oaktree Fund GP, LLC

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Jamie Toothman
Name: Jamie Toothman Title: Authorized Signatory

Oaktree Fund GP I, L.P.
By:	/s/ Jamie Toothman
Name: Jamie Toothman Title: Authorized Signatory

Oaktree Capital I, L.P.
By:	/s/ Jamie Toothman
Name: Jamie Toothman Title: Authorized Signatory

OCM Holdings I, LLC
By:	/s/ Jamie Toothman
Name: Jamie Toothman Title: Authorized Signatory

Oaktree Holdings, LLC
By:	/s/ Jamie Toothman
Name: Jamie Toothman Title: Authorized Signatory

Oaktree Capital Group, LLC
By:	Oaktree Capital Group Holdings GP, LLC
Its:	Manager
By:	/s/ Jamie Toothman
Name: Jamie Toothman Title: Authorized Signatory

Oaktree Capital Group Holdings GP, LLC
By:	/s/ Jamie Toothman
Name: Jamie Toothman Title: Authorized Signatory